EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

RealNetworks, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-114088) on Form S-3 and (Nos. 333-63333, 333-128444 and 333-147279) on Form S-8 of RealNetworks, Inc. of our reports dated February 29, 2012, with respect to the consolidated balance sheets of RealNetworks, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive income (loss), cash flows, and shareholders’ equity and noncontrolling interest for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of RealNetworks, Inc.

/s/ KPMG LLP

Seattle, Washington

February 29, 2012